Exhibit 4.76

MAYOR’S JEWELERS, INC.

STOCK APPRECIATION RIGHTS AGREEMENT

This Stock Appreciation Rights Agreement (the “Agreement”), effective as of August 9, 2005 is made by and between Mayor’s Jewelers, Inc., a Delaware corporation (the “Company”), and Thomas A. Andruskevich (the “Grantee”).

Background

The Company has established the Mayor’s Jewelers, Inc. 2004 Long-Term Incentive Plan (the “Plan”). The Company wishes to grant to the Grantee Stock Appreciation Rights (“SARs”) pursuant to the terms of the Plan.

The Award is granted in accordance with the terms and conditions of the Plan, the terms of which are incorporated herein by reference, and the Agreement shall in all respects be interpreted in accordance with the Plan. Any term used in the Agreement that is not otherwise defined in the Agreement shall have the meaning assigned to it by the Plan.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, receipt of which is hereby acknowledged, the parties agree as follows:

1. Grant of SARs. In consideration of service to the Company and for other good and valuable consideration, the Company grants to the Grantee 1,000,000 Stock Appreciation Rights in accordance with the terms and conditions of the Plan and this Agreement (the “Award”).

2. Appreciation Available. Each SAR shall entitle the Grantee to receive one hundred percent (100%) of the excess of (i) the Fair Market Value of one share of the Common Stock of the Company on the date the Grantee exercises the SAR (the “Appreciation Price”) over (ii) the Fair Market Value of one share of the Common Stock of the Company on August 9, 2005 (the “Exercise Price”), which is $0.54. The total appreciation available to the Grantee as a result of any exercise of the SARs shall be equal to one hundred percent (100%) of the product of (i) the number of SARs exercised multiplied by (ii) the excess of the Appreciation Price over the Exercise Price. The payment of such amount shall be in cash, in Shares that have an aggregate Fair Market Value (as of the date of exercise of the SAR) equal to the amount of the payment, or in some combination thereof, as determined by the Administrator in its sole discretion.

3. Adjustments in Award. In the event that the number of outstanding shares of stock to the which the Award relates are increased or decreased by reason of a stock split, reverse stock split, stock dividend, combination or reclassification of shares or other similar transaction, the number of SARs provided by the Award shall be equitably adjusted to reflect such changes. Any such adjustment made by the Administrator shall be final and binding upon the Grantee, the Company and all other interested persons.

4. Manner of Exercise. The Award, or any portion thereof, may be exercised only in accordance with the terms of the Plan and solely by delivery to the Secretary of the Company of all of the following items prior to the time when the Award or such portion becomes unexercisable under the terms of the Plan:

(a) Notice in writing signed by the Grantee or the other person then entitled to exercise the Award or portion thereof, stating that the Award or portion thereof is thereby exercised, such notice complying with all applicable rules (if any) established by the Administrator;

(b) In the event the Award or any portion thereof shall be exercised pursuant to Section 4 of the Agreement by any person or persons other than the Grantee, appropriate proof, satisfactory to the Administrator, of the right of such person or persons to exercise the Award.

5. Vesting and Exercisability. A Grantee’s interest in the Award shall vest according to the schedule described in this Section 5 and shall be exercisable as to not more than the vested percentage of the SARs provided by the Award at any point in time. To the extent the Award is either unexercisable or unexercised, the unexercised portion shall accumulate until the Award both becomes exercisable and is exercised, subject to the provisions of Section 6 of the Agreement. The Award shall become vested according to the following schedule:

Date	Vested Percentage
March 31, 2006	33 1/3
March 31, 2007	66 2/3
March 31, 2008	100

The Administrator, in its sole and absolute discretion, may accelerate the vesting of the Award at any time.

6. Duration of Award. Except as specified below, the Award shall expire on August 9, 2015. Notwithstanding the foregoing, the Award may expire prior to August 9, 2015, in the following circumstances:

(a) In the case of the Grantee’s termination of employment with the Company for any reason other than retirement or for Cause, the Award shall expire on the two-year anniversary of the Grantee’s Date of Termination.

(b) If the case of the Grantee’s termination of employment with the Company due to retirement, the Award will expire on August 9, 2015.

(c) In the case of the Grantee’s termination of employment with the Company for Cause, the Award shall expire on the Grantee’s Date of Termination.

For purposes of this Section 6, “Cause” shall have the meaning assigned to such term in the Employment Agreement dated June 24, 2004 and amended on February 1, 2005, between Grantee and the Company.

7. Change in Control. In the event of a Change in Control, then the following provisions shall apply:

(a) Vesting. The Administrator, in the exercise of its sole discretion, may provide that the Award outstanding on the date such Change in Control is determined to have occurred that is not yet exercisable and vested on such date shall become fully exercisable and vested on the date of such Change in Control.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, to the extent that the Award is outstanding, it will terminate immediately prior to the consummation of such proposed action. The Administrator may, in the exercise of its sole discretion in such instances, declare that the Award shall terminate as of a date fixed by the Administrator and give the Grantee the right to exercise the Award as to all or any part of the Covered Stock, including Shares as to which the Award would not otherwise be exercisable.

(c) Merger or Asset Sale or Other Change in Control. In the event of the occurrence of a merger of the Company with or into another corporation or the sale of substantially all of the assets of the Company, in each case resulting in a Change in Control, or other event resulting in a Change in Control the Administrator, in the exercise of its sole discretion, shall be entitled to take any of the following actions, or any other action that the Administrator in the exercise of its sole discretion determines to be fair to the holders of Awards:

(i) prior to the occurrence of such a Change in Control, provide that all outstanding Awards upon the consummation of such a merger or sale shall be assumed by, or an equivalent option or right shall be substituted by, the successor corporation or a Parent or Subsidiary of the successor corporation;

(ii) prior to the occurrence of such a Change in Control, provide that all outstanding Awards, to the extent they are exercisable and vested (including, if so determined by the Administrator in the exercise of its sole discretion,

Awards that shall become exercisable and vested pursuant to Section 7(a) above), shall be terminated in exchange for a cash payment equal to the Change in Control Price (reduced by the exercise price applicable to such Awards). These cash proceeds shall be paid to the Grantee or, in the event of death of a Grantee prior to payment, to the estate of the Grantee or to a person who acquired the right to exercise the Award by bequest or inheritance; or

(iii) prior to the occurrence of such a Change in Control, provide for the Grantee to have the right to exercise the Award as to all or a portion of the Shares covered by the Award, including, if so determined by the Administrator in the exercise of its sole discretion, Shares as to which it would not otherwise be exercisable. If the Administrator makes the Award exercisable in lieu of assumption or substitution in the event of a merger or sale of assets, the Administrator shall notify the Grantee that the Award shall be fully exercisable for a period of 15 days from the date of such notice (or such shorter period of time as the Administrator determines to be reasonable in the exercise of its sole discretion), and the Award will terminate upon the expiration of such period.

8. Administration. The Administrator shall have the power to interpret this Agreement and to adopt such rules for the administration, interpretation and application of the Agreement as are consistent herewith and to interpret or rescind any such rules. All actions taken and all interpretations and determinations made by the Administrator shall be final and binding upon the Grantee, the Company and all other interested persons. No member of the Administrator shall be personally liable for any action, determination or interpretation made in good faith with respect to this Agreement or any similar agreement to which the Company is a party.

9. Award Not Transferable. Except as otherwise provided in the Plan, the Award, and any right under the Award, shall be exercisable only by the Grantee during the Grantee’s lifetime, or, if permissible under Applicable Law, by the Grantee’s guardian or legal representative, and no right under the Award, may be assigned, alienated, pledged, attached, sold or otherwise transferred to encumbered by the Grantee otherwise than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Subsidiary; provided, that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

10. Notices. Any notice to be given under the terms of this Agreement to the Company shall be addressed to the Company in care of its Secretary and any notice to be given to the Grantee shall be addressed to him at the address given beneath his signature below. By a notice given pursuant to this Section 10, either party may hereafter designate a different address for notices to be given to him. Any notice which is required to be given to the Grantee shall, if the Grantee is then deceased, be given to the Grantee’s personal representative if such representative has previously informed the Company of his status and address by written notice under this Section 10. Any notice shall have been deemed duly given when enclosed in a properly sealed envelope addressed as aforesaid, deposited (with postage prepaid) in a United States postal receptacle.

11. Titles. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

12. Gross Up Payments. If the Grantee’s liability for any applicable federal, state or local taxes with respect to the Award is not equivalent to the tax liability that would have been imposed upon the Grantee if the Award consisted of the stock options described in Section 5.1 of the Amended Employment Agreement (defined below), then the Company shall pay to the Grantee the sum of any additional amount of federal, state and local taxes imposed upon the Grantee with respect to the Award plus the amount of any federal, state and local tax liability imposed upon such “gross-up” payment (such sum referred to as the “Tax Gross Up Payment”). The Tax Gross Up Payment is provided for in the Grantee’s Amended Employment Agreement between the Company and Grantee dated June 24, 2004, as amended on February 1, 2005, and is intended to place the Grantee in the same economic position he would have been in if in lieu of the Award the Grantee received a grant of the stock options described in Section 5.1 of the Amended Employment Agreement.

IN WITNESS WHEREOF, this Agreement has been executed and delivered by the parties as of the date first written above.

MAYOR’S JEWELERS, INC.

By:	/s/ Marc Weinstein
Name:	Marc Weinstein
Title:	Group VP & Chief Administrative Officer

GRANTEE

/s/ Thomas A. Andruskevich
Thomas A. Andruskevich
President and Chief Executive Officer